Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

October 27, 2004

Via Facsimile and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Larry Spirgel (Mail Stop 0407)

Re:	Comcast Corporation Form S-3 Filed September 21, 2004 SEC File No. 333-119161

Ladies and Gentlemen:

        This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated October 22, 2004, from Larry Spirgel, Assistant Director of the Division of Corporation Finance, to Arthur R. Block, Senior Vice President of Comcast Corporation (the “Company”). The responses set forth below are numbered to correspond to the numbered comments in the Comment Letter. Additionally, the Company is simultaneously filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Comment Letter.

        1. We have structured the Stock Option Liquidity Program as a purchase from eligible optionees by the Company, and a subsequent purchase from the Company by JPMorgan Chase Bank, because such a structure was more efficient under the terms of the existing option agreements. Structuring the Stock Option Liquidity Program as a direct transfer would have required an amendment to the existing option agreements and plans to permit transfers to third parties. In addition, while the Company is issuing options to JPMorgan Chase Bank that will be substantially similar as those purchased from eligible optionees (including the same notional amounts, strike prices, times to maturity and underlying stock), such options will also have terms typically found in equity option transactions entered into between sophisticated financial counterparties at arm’s length. Structuring the Stock Option Liquidity Program as a direct transfer would have required an amendment to the existing option agreements and plans to permit these changes.

Pepper Hamilton LLP
Securities and Exchange Commission
October 27, 2004

        2. The purpose of the Stock Option Liquidity Program is to permit eligible optionholders to sell their eligible options for cash. As an economic matter, the Company does not wish to own these options, so it will buy these options from eligible optionholders under the Stock Option Liquidity Program, and, at the same time, sell options to JPMorgan Chase Bank. The options that JPMorgan Chase Bank buys from the Company will have the same notional amounts, strike prices, times to maturity and underlying stock as the eligible options sold by eligible optionholders to the Company pursuant to the Stock Option Liquidity Program.  In order to hedge its exposure to ownership of the options that it is purchasing from the Company, and to comply with the requirements set forth in the SEC’s No-Action Letter to Goldman, Sachs & Co. dated as of October 9, 2003, JPMorgan Chase Bank is selling shares of the Company’s common stock under the registration statement. The shares of the Company’s common stock sold under the registration statement will be sourced in the market and will not be acquired from the Company.

        Further in compliance with this comment, disclosure has been added to the “Plan of Distribution” section of Amendment No. 1 to clarify how the option sale by the Company to JPMorgan relates to JPMorgan’s hedging activity involving shares acquired from third parties, as well as to explain the relationship of the option sale to JPMorgan to the goal of the Stock Option Liquidity Program to provide value to eligible optionholders.

        3. JPMorgan Chase Bank will sell short shares of Company common stock in order to hedge its exposure to the options that it is buying from the Company.  After complying with the requirements set forth in the SEC’s No-Action Letter to Goldman, Sachs & Co. dated as of October 9, 2003, JPMorgan Chase Bank’s short (or “delta” hedge) position will be such that any increase in the value of the options that it holds (the options purchased from the Company in connection with the Stock Option Liquidity Program) due to an increase the price of Company common stock will be generally offset by an equal decrease in the value of such short (or “delta” hedge) position.  Similarly, any decrease in the value of such options due to a decrease in the price of Company common stock will be generally offset by an equal increase in the value of its short (or “delta” hedge position) position.  Over the life of the options, JPMorgan Chase Bank will adjust its short (or “delta” hedge) position and enter into other derivative hedging instruments to hedge its economic risk with respect to the options that it purchases from the Company.

        4. In response to this comment, we have added a new risk factor in Amendment No. 1 captioned “J.P. Morgan Securities Inc.‘s market activities with respect to our common stock may affect the market price and volatility of our common stock.”

Pepper Hamilton LLP
Securities and Exchange Commission
October 27, 2004

        5. The sales made by JPMorgan Chase Bank to hedge its economic risk associated with the options that it is purchasing from the Company will be executed during the averaging period for the Stock Option Liquidity Program (since this is the period during which the price to be paid by the Company to eligible optionholders is determined).  As detailed in the “Plan of Distribution,” JPMorgan Chase Bank will be making additional sales to comply with the regulatory requirements set forth in the SEC’s No-Action Letter to Goldman, Sachs & Co. dated as of October 9, 2003.  These additional sales do not hedge JPMorgan Chase Bank’s economic risk – in fact, they will result in JPMorgan Chase Bank both selling and buying Company common stock on a near simultaneous basis throughout this period. In order to complete these additional sales as promptly as practicable, JPMorgan Chase Bank will begin sales pursuant to the registration statement before the election or averaging periods for the Stock Option Liquidity Program.

        6. In response to this comment, we have added disclosure to the “Plan of Distribution” section of Amendment No. 1 to indicate that each of JPMorgan Chase Bank and J.P. Morgan Securities Inc. will be statutory underwriters under the Securities Act of 1933.

        7. Please note that the registration agreement, engagement letter, call option transaction confirmation and program agreement were filed as Exhibits (d)(1), (d)(2), (d)(3) and (d)(4), respectively, to the Comcast Corporation Schedule TO filed with the Commission on October 8, 2004 (File Number 005-78608).

        We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at 215.981.4773.

Very truly yours,

Robert A. Friedel